================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              ------------------

                                   FORM 11-K

                              ------------------
(Mark One)

/x/  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended September 30, 1996

                            OR

/ /  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from _______ to _______

             Commission File Number 1-6098

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            DANIEL INDUSTRIES, INC.
                         EMPLOYEES' PROFIT SHARING AND
                                 SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            DANIEL INDUSTRIES, INC.
                             9753 Pine Lake Drive
                             Houston, Texas 77055


================================================================================

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             DANIEL INDUSTRIES, INC.
                             EMPLOYEES' PROFIT SHARING
                             AND SAVINGS PLAN



Date DECEMBER 20, 1996         By /s/ Larry G. Irving
    -------------------           --------------------------
                                  Larry G. Irving
                                  Member of the Administrative
                                  Committee



Date DECEMBER 20, 1996         By /s/ Bela Vaczi
    ------------------            ---------------------------
                                  Bela Vaczi
                                  Member of the Administrative
                                  Committee



Date DECEMBER 20, 1996         By /s/ Michael R. Yellin
    ------------------            -------------------------
                                  Michael R. Yellin
                                  Member of the Administrative
                                  Committee

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Members and
Administrative Committee of
Daniel Industries, Inc.
Employees' Profit Sharing and Savings Plan

In our opinion, the accompanying statements of financial condition with fund information and the related statement of income and changes in plan equity with fund information present fairly, in all material respects, the financial position of Daniel Industries, Inc. Employees' Profit Sharing and Savings Plan at September 30, 1996 and 1995, and the results of its operations and the changes in its plan equity for the year ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules 1 and 2 is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of financial condition with fund information and the statement of income and changes in plan equity with fund information is presented for purposes of additional analysis rather than to present the statements of financial condition and statement of income and changes in plan equity of each fund. Schedules 1 and 2 and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP

Houston, Texas
December 19, 1996

                           DANIEL INDUSTRIES, INC.
                  EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN


                       Statement of Financial Condition
                            with Fund Information

                              September 30, 1996
--------------------------------------------------------------------------------

                                                     FIDELITY
                                                   RETIREMENT                 FIDELITY
                                                    GOVERNMENT    FIDELITY     GROWTH                       FIDELITY
                                                      MONEY     INTERMEDIATE      &          FIDELITY       BLUE CHIP
                                                      MARKET        BOND       INCOME         PURITAN        GROWTH      FIDELITY
                                                    PORTFOLIO*      FUND*     PORTFOLIO*       FUND*          FUND*     CONTRAFUND*
                                                   -----------  -----------   -----------   -----------   -----------   -----------

           ASSETS
           ------


Investments at fair market value:

  Mutual funds                                     $ 3,075,484  $ 7,104,525   $13,117,595   $ 1,057,011   $ 3,046,380   $2,989,307

  Sponsor Stock Fund
  (Not Member directed)                                      -            -             -             -             -            -

  Sponsor Stock Fund
  (Member directed)                                          -            -             -             -             -            -


  Loans to Members                                           -            -             -             -             -            -
                                                   -----------  -----------   -----------   -----------   -----------   ----------

Total investments at fair market value               3,075,484    7,104,525    13,117,595     1,057,011     3,046,380    2,989,307




  Employee contributions receivable                     10,980        8,053        25,494        13,030        36,031       22,453

  Employer contributions receivable                          -            -              -            -             -            -
                                                   -----------  -----------   -----------   -----------   -----------   ----------

      Total assets                                 $ 3,086,464  $ 7,112,578   $13,143,089   $ 1,070,041   $ 3,082,411   $3,011,760
                                                   ===========  ===========   ===========   ===========   ===========   ==========


           PLAN EQUITY
           -----------

Total plan equity                                  $ 3,086,464  $ 7,112,578   $13,143,089   $ 1,070,041   $ 3,082,411   $3,011,760
                                                   ===========  ===========   ===========   ===========   ===========   ==========



                                                    SPONSOR
                                                     STOCK       LOANS TO   UNALLOCATED
                                                     FUND *       MEMBERS     AMOUNTS       TOTAL
                                                   -----------   --------   ---------   -----------

           ASSETS
           ------


Investments at fair market value:

  Mutual funds                                                                          $30,390,302

  Sponsor Stock Fund
  (Not Member directed)                             $5,428,524                            5,428,524

  Sponsor Stock Fund
  (Member directed)                                    901,536                              901,536


  Loans to Members                                           -   $476,163                   476,163
                                                   -----------   --------               -----------
Total investments at fair market value               6,330,060    476,163                37,196,525


  Employee contributions receivable                      6,214          -                   122,255


  Employer contributions receivable                     30,352          -   $ 800,000       830,352
                                                   -----------   --------   ---------   -----------


      Total assets                                 $6,366,626    $476,163   $ 800,000   $38,149,132
                                                   ===========   ========   =========   ===========


           PLAN EQUITY
           -----------

Total plan equity                                  $6,366,626    $476,163   $ 800,000   $38,149,132
                                                   ===========   ========   =========   ===========



* Denotes Plan holdings which represent 5% or more of Plan equity.


  The accompanying notes are an integral part of the financial statements.

                            DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                        Statement of Financial Condition
                             with Fund Information

                               September 30, 1995
--------------------------------------------------------------------------------

                                              FIDELITY
                                             RETIREMENT                      FIDELITY
                                             GOVERNMENT         FIDELITY      GROWTH                   FIDELITY
                                               MONEY          INTERMEDIATE      &         FIDELITY     BLUE CHIP      FIDELITY
                                               MARKET             BOND        INCOME       PURITAN       GROWTH        CONTRA-
                                             PORTFOLIO            FUND       PORTFOLIO      FUND          FUND          FUND
                                             ---------        ------------   ---------    --------      ---------      --------
            ASSETS
Investments at fair market value:


  Mutual funds                             $ 2,905,429        $ 14,276,177    $12,246,865   $  27,989    $   76,284   $     46,475

  Sponsor Stock Fund
  (Not Member directed)                              -                   -              -           -             -              -

  Sponsor Stock Fund
  (Member directed)                                  -                   -              -           -             -              -
                                           -----------        ------------    -----------   ---------    ----------   ------------

Total investments at fair market value       2,905,429          14,276,177     12,246,865      27,989        76,284         46,475


Employee contributions receivable               10,788              10,678         19,979      13,314        34,308         18,954

Employer contributions receivable                    -                   -              -           -             -              -
                                           -----------        ------------    -----------   ---------    ----------   ------------
     Total assets                          $ 2,916,217        $ 14,286,855    $12,266,844   $  41,303    $  110,592   $     65,429
                                           ===========        ============    ===========   =========    ==========   ============
         PLAN EQUITY


Total plan equity                          $ 2,916,217        $ 14,286,855    $12,266,844   $  41,303    $  110,592   $     65,429
                                           ===========        ============    ===========   =========    ==========   ============



                                                 SPONSOR
                                                  STOCK         UNALLOCATED
                                                  FUND            AMOUNTS           TOTAL
                                                -------         -----------         -----
            ASSETS
Investments at fair market value:


  Mutual funds                               $          -     $           -      $ 29,579,219

  Sponsor Stock Fund
  (Not Member directed)                         6,580,875                 -         6,580,875

  Sponsor Stock Fund
  (Member directed)                               830,224                 -           830,224
                                             ------------     -------------      ------------
Total investments at fair market value          7,411,099                 -        36,990,318


Employee contributions receivable                   7,690                 -           115,711

Employer contributions receivable                  30,331           745,000           775,331
                                             ------------     -------------      ------------

     Total assets                            $  7,449,120     $     745,000      $ 37,881,360
                                             ============     =============      ============

         PLAN EQUITY


Total plan equity                            $  7,449,120     $     745,000      $ 37,881,360
                                             ============     =============      ============


    The accompanying notes are an integral part of the financial statements.

                        DANIEL INDUSTRIES, INC.
               EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

             Statement of Income and Changes in Plan Equity
                         with Fund Information

                      Year Ended September 30, 1996
--------------------------------------------------------------------------------

                                                     FIDELITY
                                                   RETIREMENT                 FIDELITY
                                                    GOVERNMENT    FIDELITY     GROWTH                       FIDELITY
                                                      MONEY     INTERMEDIATE      &          FIDELITY       BLUE CHIP
                                                      MARKET        BOND       INCOME         PURITAN        GROWTH     FIDELITY
                                                    PORTFOLIO       FUND      PORTFOLIO        FUND           FUND     CONTRAFUND
                                                   -----------  -----------   -----------   -----------   -----------   ----------
Investment income:

  Cash dividends                                   $   122,970  $   656,168   $   801,607   $   114,950   $   270,447   $  226,446
  Interest on loans to Members                               -            -             -             -             -            -
  Other interest                                             -            -         1,759             -             -            -
                                                   -----------  -----------   -----------   -----------   -----------   ----------

     Investment income                                 122,970      656,168       803,366       114,950       270,447      226,446

Net realized gain (loss) on sale of investments              -      (18,033)      407,063         2,156         6,389       (6,160)

Net  unrealized appreciation (depreciation)                  -     (151,022)    1,075,336       (45,331)      (21,148)     104,716
                                                   -----------  -----------   -----------   -----------   -----------   ----------

     Total                                             122,970      487,113     2,285,765        71,775       255,688      325,002

Contributions:
  Participating employees                              126,674      112,454       288,027       163,629       452,211      275,963
  Participating employers                                    -            -             -             -             -            -
  Rollover from qualified plans                              -            -             -         1,307         5,228            -

Loans to Members                                      (116,142)    (148,620)     (229,798)       (6,384)      (25,318)     (22,701)

Repayments on loans to Members                           7,304        9,008        12,319         9,200        18,465        9,818

Member distributions                                (1,223,621)  (1,444,204)   (1,365,476)      (15,284)      (73,061)     (65,139)

Fees                                                   (25,604)      (2,034)       (2,164)       (1,372)         (257)        (150)

Interfund transfers:
  Member directed                                      724,514   (6,196,815)     (188,189)      789,636     2,292,759    2,368,229
  Allocation of prior year employer contribution       551,827        6,236        72,429        14,096        41,634       53,050
  Allocation of interest on loans to Members             2,325        2,585         3,332         2,135         4,470        2,259

Plan equity at beginning of year                     2,916,217   14,286,855    12,266,844        41,303       110,592       65,429
                                                   -----------  -----------   -----------   -----------   -----------   ----------
Plan equity at end of year                         $ 3,086,464  $ 7,112,578   $13,143,089   $ 1,070,041   $ 3,082,411   $3,011,760
                                                   ===========  ===========   ===========   ===========   ===========   ==========

                                                    SPONSOR
                                                     STOCK       LOANS TO   UNALLOCATED
                                                     FUND (a)    MEMBERS     AMOUNTS       TOTAL
                                                    ----------   --------   ---------   -----------
Investment income:

  Cash dividends                                                                        $ 2,192,588
  Interest on loans to Members                                   $ 17,949                    17,949
  Other interest                                                        -                     1,759
                                                                 --------               -----------

     Investment income                                             17,949                 2,212,296

Net realized gain (loss) on sale of investments    $   547,951          -                   939,366

Net unrealized appreciation (depreciation)          (1,505,348)         -                  (542,797)
                                                    ----------   --------               -----------

     Total                                            (957,397)    17,949                 2,608,865

Contributions:
  Participating employees                               86,778          -                 1,505,736
  Participating employers                              380,493          -   $ 800,000     1,180,493
  Rollover from qualified plans                              -          -           -         6,535

Loans to Members                                       (28,717)   577,680           -             -

Repayments on loans to Members                           3,735    (69,849)          -             -

Member distributions                                  (782,073)   (31,668)          -    (5,000,526)

Fees                                                    (1,750)         -           -       (33,331)

Interfund transfers:
  Member directed                                      209,866          -           -             -
  Allocation of prior year employer contribution         5,728               (745,000)            -
  Allocation of interest on loans to Members               843    (17,949)                        -

Plan equity at beginning of year                     7,449,120          -     745,000    37,881,360
                                                   -----------   --------   ---------   -----------
Plan equity at end of year                         $ 6,366,626   $476,163   $ 800,000   $38,149,132
                                                   ===========   ========   =========   ===========

(a) The portion of this fund which is attributable to Members' Employer Matching Contribution Accounts is not Member directed. In addition, the portion of this fund which is attributable to assets held by the Plan, as of June 30, 1995, as a result of Discretionary Employer Contributions is not Member directed.

  The accompanying notes are an integral part of the financial statements.

                         Notes to Financial Statements

Note 1 - Description of the Plan

         The Daniel Industries, Inc. Employees' Profit Sharing and Retirement Plan (the "Profit Sharing Plan") was initially established effective September 30, 1953. The Daniel Industries, Inc. Employees' Savings Plan (the "Savings Plan") was initially established effective October 1, 1982, as a stock purchase plan and was amended to become a pre-tax savings plan effective April 1, 1984. Effective October 1, 1991, the Profit Sharing Plan was merged into the Savings Plan. The Savings Plan was thereafter called the Daniel Industries, Inc. Employees' Profit Sharing and Savings Plan (the "Plan") and was amended from time to time to reflect certain changes in the Internal Revenue Code, as amended (the "Code").

         Effective July 1, 1995, the Plan was amended and restated to (a) provide for daily valuation of Members' Accounts, (b) permit Members, subject to certain restrictions, to direct the investment of the assets in their Discretionary Employer Contribution Account, (c) increase the number of investment options available to Members, (d) provide for more timely distributions and withdrawals and (e) permit Members on a daily basis to change their investment elections for future contributions and transfer their account balances among investment elections, all as hereinafter described.

         The following description provides only general information relating to the Plan and is qualified by the terms of the Plan. Capitalized terms which are not otherwise defined herein are defined in the Plan. Members should refer to the Summary Plan Description or the Plan document for a more complete explanation of the Plan's provisions.
The Plan document is controlling at all times.

         Participation

         The Plan is a defined contribution plan in which each employee of Daniel Industries, Inc. (the "Company" or the "Sponsor"), Daniel Flow Products, Inc., Daniel Valve Company and Oilfield Fabricating and Machine, Inc. (together, the "Employers")is initially eligible to participate on the second entry date (the first day of each calendar quarter) next following the date such employee was first employed by an Employer. Oilfield Fabricating and Machine, Inc. adopted the Plan effective July 1, 1996. Daniel Industrial, Inc. terminated its participation in the Plan effective November 30, 1995. Assets remaining in the Plan belonging to Members previously employed by Daniel Industrial, Inc. are immaterial to the Plan as a whole.

         Contributions

         The Plan provides for Discretionary Employer Contributions in such amount, if any, that shall be determined by the Employers. Upon receipt of the related funds from the Employers, these contributions are allocated among each Employer's Active Members in the proportion which the Considered Compensation of each Member for the Plan Year bears to the total Considered Compensation of all Members of that Employer for the Plan Year. Prior to receipt of the related funds previously determined to be contributed by the Employers, these contributions appear as unallocated amounts in the financial statements. A summary of Discretionary Employer Contributions for the Plan Year ended September 30, 1996 is as follows:

                                        Discretionary Employer
                                      Contributions for Plan Year
          Employer                     Ended September 30, 1996
-----------------------------------   --------------------------
Daniel Industries, Inc.                        $ 69,495
Daniel Flow Products, Inc.                      525,623
Oilfield Fabricating & Machine Inc.              21,497
Daniel Valve Company                            183,385
                                               --------
                                               $800,000
                                               ========

         Further, an eligible employee may choose, by completing and returning to the Administrative Committee of the Plan (the "Administrative Committee") a Salary Deferral Agreement, to authorize his Employer to reduce his Considered Compensation by a certain amount and to contribute on his behalf such amount to
a trust (the "Trust") created under the Plan.  The maximum   reduction in
compensation that an employee participating in the Plan may elect for contribution to the Plan is determined by the Administrative Committee; the nontaxable portion of each employee's annual salary deferral contribution is limited to the maximum amount permitted by the Secretary of the Treasury ($9,500 for the 1996 calendar year). In addition, such contributions by eligible employees who are "highly compensated employees" (within the meaning of Section 414(q) of the Code) are subject to nondiscrimination limitations that are affected by contributions made by all other eligible employees.

         Each Employer makes contributions ("Salary Deferral Contributions") for each Member employed by such Employer in amounts equal to the amounts by which each such Member's Considered Compensation was reduced pursuant to his Salary Deferral Agreement. In addition, each Employer is required to make a matching contribution (an "Employer Matching Contribution") for each Member employed by such Employer in an amount equal to the lesser of 1.5% of such Member's Considered Compensation or 50% of such Member's Salary Deferral Contributions. Under certain circumstances, a Member may make additional Rollover Contributions and Voluntary Employee Contributions to the Trust.

         Salary Deferral Contributions, Employer Matching Contributions and Discretionary Employer Contributions made on behalf of each Member are credited to such Member's Salary Deferral Contribution Account, Employer Matching Contribution Account and Discretionary Employer Contribution Account, respectively. Each of such Accounts reflects the contributions, forfeitures and Investment Gain or Loss allocated to such Account. A Member's Discretionary Employer Contribution Account, Salary Deferral Contribution Account, Employer Matching Contribution Account, Rollover Contribution Account and Voluntary Employee Contribution Account are referred to collectively as a Member's Accounts.

         A summary of Members' Salary Deferral Contributions and a summary of Employer Matching Contributions for the Plan Year ended September 30, 1996, are as follows:

                                                 Members' Salary Deferral
                                            Contributions for Plan Year Ended
          Employer                                  September 30, 1996
---------------------------                 ---------------------------------
Daniel Industries, Inc.                                    $ 153,868
Daniel Flow Products, Inc.                                   963,719
Daniel Industrial, Inc.                                       22,228
Oilfield Fabricating & Machine, Inc.                           9,130
Daniel Valve Company                                         356,791
                                                          ----------
                                                          $1,505,736
                                                          ==========



                                                     Employer Matching
                                             Contributions for Plan Year Ended
          Employer                                   September 30, 1996
---------------------------                  ----------------------------------
Daniel Industries, Inc.                                   $   38,491
Daniel Flow Products, Inc.                                   243,887
Daniel Industrial, Inc.                                        7,011
Oilfield Fabricating & Machine, Inc.                           2,383
Daniel Valve Company                                          88,721
                                                          ----------
                                                          $  380,493
                                                          ==========

         Investments

         The Plan provides for assets held by the Plan as a result of Employer Matching Contributions to be invested in the Sponsor Stock Fund. Assets held by the Plan as of June 30, 1995, as a result of Discretionary Employer Contributions and invested in the fund entitled the Company Stock Fund shall be invested in the Sponsor Stock Fund. The Plan further provides that assets held by the Plan as a result of Salary Deferral Contributions, Discretionary Employer Contributions (except as specified above) and Rollover Contributions shall be invested in such categories of assets as may be determined by the Administrative Committee. Such categories of assets currently include seven investment alternatives. Except for the Sponsor Stock Fund, all of the investment alternatives are mutual funds managed by Fidelity Management and Research Company. The mutual funds are as follows:

                 Fidelity Retirement Government Money Market Portfolio Fidelity Intermediate Bond Fund
                 Fidelity Growth & Income Portfolio
                 Fidelity Puritan Fund
                 Fidelity Blue Chip Growth Fund
                 Fidelity Contrafund

In addition, a loan to a Member is a Member directed investment of that Member's Account.

         Earnings and losses on assets in the investment funds are allocated solely to the Account of the Member, or Beneficiary, on whose behalf the investment in the fund was made.

         The Plan provides that each Member is required to designate the percentage of his share of Salary Deferral Contributions and Discretionary Employer Contributions and of his Rollover Contributions to be invested in each fund. The percentage to be invested in any fund may be any whole percentage.
A Member has the right to change the percentage of his share of such contributions to be invested in a particular fund on any business day. In addition, a Member has the right to change the percentage of the then present interest in his Salary Deferral Contribution Account, Discretionary Employer Contribution Account (subject to limitations described above) and his Rollover Contribution Account to be invested in the respective funds on any business
day.   Members may participate in all funds simultaneously. As Employer
Matching Contributions are invested in the Sponsor Stock Fund, all Members who are eligible for such contributions become participants in such fund.

         Vesting

         A Member is always 100% vested in all of his Accounts except his Discretionary Employer Contribution Account. The balance in each Member's Discretionary Employer Contribution Account vests with such Member in 20% annual increments beginning with such Member's third employment anniversary date. Accordingly, Members are fully vested at the end of seven years. A Member's interest in the Discretionary Employer Contribution Account also becomes fully vested upon Retirement or upon death or Separation on account of Total and Permanent Disability. In addition, under the terms of the Daniel Industries, Inc. Employees' Profit Sharing and Savings Plan Partial Termination Agreement, any Member whose employment is terminated as a result of the Company's Restructuring Plan announced on February 2, 1995, shall become fully vested in his Discretionary Employer Contribution Account. Non-vested amounts are forfeited upon termination of employment and are used to restore any accounts required to be restored. Any excess forfeited balances at the end of the Plan Year are allocated to remaining Members on the same basis used to allocate Discretionary Employer Contributions of the Employers as described above.

         Distributions and Withdrawals

         Upon the death, Total and Permanent Disability, or Retirement of a Member, or his termination of employment with his Employer, such Member or his validly designated Beneficiary is entitled to a distribution of the vested interest of the amount in the Member's Accounts net of any outstanding loans.

         Each Member who has completed five years of Vesting Service and who has given written notice to the Administrative Committee may withdraw a specified amount of his Discretionary Employer Contribution Account, but not in excess of 25% of his vested interest in such account. The number of such withdrawals available to a Member is limited to one prior to his completion of ten years of Vesting Service and one subsequent to his completion of ten years of Vesting Service.

         A Member who is suffering a qualifying financial hardship may file a written request with the Administrative Committee to withdraw from his Salary Deferral Contribution Account, Employer Matching Contribution Account and Rollover Contribution Account an amount necessary to ease his hardship. However, a Member is not entitled to make a financial hardship withdrawal of any earnings credited to the Member's Salary Deferral Contribution Account or of any Employer Matching Contributions or earnings credited to the Member's Employer Matching Contribution Account after December 31, 1988.

         Upon reaching age 55 and completing 25 years of service, a Member, upon giving written notice to the Administrative Committee, may make one withdrawal of an amount not in excess of the total balance in his Accounts other than his Salary Deferral Contribution Account. Upon reaching age 60 and completing 25 years of service, a Member, upon giving written notice to the Administrative

Committee, may make one withdrawal of an amount not in excess of the total balance in his Accounts (exclusive of any Account(s) from which he made a prior withdrawal pursuant to this provision).

         The Plan provides that, for the purpose of receiving a distribution or making any of the withdrawals described above, a Member's Accounts shall be valued on the Valuation Date coincident with the distribution or withdrawal.

         Subject to the limitations established by Section 401(a)(9) of the Code, distributions are payable in accordance with the Member's choice in cash or in kind, or both, in any one or a combination of the following manners: (i) in one lump sum; or (ii) in substantially equal periodic installments for a specified number of years not to exceed the greater of (a) 25 years or (b) the life expectancy of the Member or the joint and last survivor life expectancy of the Member and his spouse or other Beneficiary or such shorter period as may result from the allocation of losses to his Accounts.

         Loans

         Coincident with the July 1, 1995 amendment and restatement of the Plan, the Administrative Committee determined that loans may be made to Members. A Member may borrow up to 50% of the vested interest in his Employer Matching Contribution Account, Salary Deferral Contribution Account and Rollover Contribution Account. The minimum amount that may be borrowed is $1,000 and the maximum is $50,000. A Member may have no more than one loan outstanding at any time. At September 30, 1996, the Plan had outstanding loans to

Members in the amount of $476,163 earning interest at rates ranging from 7.90% to 8.38%.

         Trustee and Investment Manager

         The Trustee of the Plan is Fidelity Management Trust Company. Under the terms of the Plan, as amended, and/or the Trust Agreement between the Company and Fidelity Management Trust Company, the Trustee's duties are to maintain custody of the assets of the Trust Fund, to invest and reinvest the assets of the Trust Fund subject to the instruction of the Members and the terms of the Trust, and to perform certain ministerial, record keeping and administrative functions under the Plan. The Trustee is appointed by the Board of Directors of the Company and serves as Trustee under the terms of the Trust and the Plan until termination of the Trust, the resignation of the Trustee or the removal of the Trustee by the Board of Directors of the Company. In addition, the Trustee shall vote the shares of the Company's common stock and the shares of the mutual funds held by the Trust subject to instruction by the Members who have interests in the Sponsor Stock Fund and in the mutual funds.

         Fidelity Investments Institutional Services Company ("Fidelity"), the Plan's investment manager, makes investment decisions regarding all of the Plan's investments except the Sponsor Stock Fund. The investment manager is appointed by the Plan's Administrative Committee which reviews its performance.

         Termination of the Plan

         The Company currently intends to continue the Plan indefinitely, but it may terminate the Plan at any time, withdraw from the Plan, or amend it in whole or in part. Any Employer that has adopted the Plan may terminate the Plan with respect to itself by executing and delivering to the Trustee a notice of termination that specifies the date on which the Plan will terminate. If the Plan is terminated, all vested and non-vested amounts credited to the Accounts of each Member will be paid to such Member or his Beneficiary after payment of all expenses and adjustments.

Note 2 - Significant Accounting Policies

         Basis of Presentation of Financial Statements

         The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         Use of Estimates

         The preparation of the Plan's financial statements in conformity with generally accepted accounting principles may require the Plan's management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that any estimates made in connection with these financial statements are reasonable.

         Investments

         Investments are stated at fair market value as determined by quoted market prices. Any change in the fair market value of the common stock of the Company and other securities held and in the net asset value of each mutual fund is recorded in the Statement of Income and Changes in Plan Equity with Fund Information as an increase or decrease in unrealized appreciation or depreciation. Dividends and interest income are recorded when earned in the case of the common stock of the Company and other securities, and when distributed in the case of the mutual funds.

         Administrative Expenses

         Trustee and recordkeeping fees and expenses relating to the Plan's mutual funds are paid by the Plan. Legal and audit fees relating to the Plan are paid by the Company.

Note 3 - Member Distribution Obligations

         Distribution payments to members are recognized only upon payment. Obligations for distribution payments to Members are reflected as liabilities in the Form 5500 Annual Return/Report of Employee Benefit Plan.

Note 4 - Federal Income Tax Status

         Based on the design and current operation of the Plan, management believes that the Plan is qualified under Section

401(a), and, therefore, the Trust is exempt from taxation under Section 501(a) of the Code. The Internal Revenue Service granted a favorable letter of determination to the Plan on April 24, 1996. Generally, contributions to a qualified plan are deductible by the Company when made. Earnings of the Trust are tax exempt and Members are not taxed on their benefits until withdrawn from the Plan and not rolled over into another qualified plan or individual retirement account.

Note 5 - Unrealized Appreciation (Depreciation) of Investments and Realized Gains (Losses) on Sale of Investments

         Unrealized appreciation (depreciation) of investments and realized gains (losses) on the sale of investments are determined on a historical cost basis. For purposes of presenting such information in the Plan's Form 5500 Annual Return/Report of Employee Benefit Plan, the current value method is used. Under the current value method, net realized gain on sales of investments of $205,869, and net unrealized appreciation of investments of $190,700 were incurred during the year ended September 30, 1996, as calculated and provided by the Plan's Trustee.

Note 6 - Subsequent Events

         Net assets of approximately $1,500,000 belonging to Members of the Plan previously employed by Daniel En-Fab Systems, Inc., which terminated its participation in the Plan on June 30, 1995, are expected to be transferred to another qualified Plan by December 31, 1996.

                                                                      Schedule 1

                            DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF SEPTEMBER 30, 1996

     (b) Identity of issue,                (c) Description of investment including
         borrower, lessor                      maturity date, rate of interest,                            (e) Current
(a)      or similar party                      collateral, par or maturity value             (d) Cost         value
---  ----------------------                -------------------------------------------     -----------     -----------
*    Sponsor Stock Fund                    Common Stock                                    $ 3,023,492      $ 6,330,060

*    Fidelity Contrafund                   Mutual Fund                                       2,884,365        2,989,307
*    Fidelity Blue Chip Growth Fund        Mutual Fund                                       3,071,096        3,046,380
*    Fidelity Growth & Income
      Portfolio                            Mutual Fund                                      11,404,203       13,117,595
*    Fidelity Puritan Fund                 Mutual Fund                                       1,102,341        1,057,011
*    Fidelity Intermediate Bond Fund       Mutual Fund                                       7,268,798        7,104,525
*    Fidelity Retirement Government
       Money Market Portfolio              Mutual Fund                                       3,075,484        3,075,484
*    Participant Loans                     Loans, with interest ranging
                                           from 7.90% to 8.38%                                    -0-           476,163
                                                                                           -----------      -----------
              Plan Assets Held for Investment Purposes                                     $31,829,779      $37,196,525
                                                                                           ===========      ===========

* Represents an investment associated with a party in interest.

                                                                      Schedule 2

                            DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                  ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                         YEAR ENDED SEPTEMBER 30, 1996


                (b)
                Description of
                asset (include                                                                     (h)
(a)             interest rate                                         (f)                          Current value
Identity of     and maturity     (c)             (d)          (e)     Expense         (g)          of asset on    (i)
party           in case          Purchase        Selling      Lease   incurred with   Cost         transaction    Net gain
involved        of a loan)       price           price        rental  transaction     of asset     date           or (loss)
-----------     ------------     -----------     ----------   ------  -----------     ----------   -----------    ----------
Fidelity        Sponsor           $1,039,097     $1,162,739                           $  614,788   $1,162,739      $547,951
Investments     Stock Fund

Fidelity        Growth &           3,781,726      4,393,395                            3,986,332    4,393,395       407,063
Investments     Income Fund

Fidelity        Intermediate       1,184,878      8,187,475                            8,205,508    8,187,475       (18,033)
Investments     Bond Fund

Fidelity        Retirement         3,591,534      3,421,479                            3,421,479    3,421,479
Investments     Government
                Money Market
                Fund

Fidelity        Blue Chip          3,533,002        548,147                              541,758      548,147         6,389
Investments     Growth Fund

Fidelity        Contrafund         3,300,029        455,753                              461,913      455,753        (6,160)
Investments

Fidelity        Puritan Fund       1,212,297        140,100                              137,944      140,100         2,156
Investments

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-79399), of Daniel Industries, Inc. of our report dated December 19, 1996, appearing on Page 3 of this Annual Report on Form 11-K.





PRICE WATERHOUSE LLP

Houston, Texas
December 20, 1996